United States securities and exchange commission logo





                           June 23, 2020

       William J. Rouhana, Jr.
       Chief Executive Officer
       Chicken Soup for the Soul Entertainment, Inc.
       132 E. Putnam Avenue, Floor 2W
       Cos Cob, CT 06807

                                                        Re: Chicken Soup for
the Soul Entertainment, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2020
                                                            File No. 333-239198

       Dear Mr. Rouhana:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg, Staff Attorney at 202-551-3342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services